Exhibit 99.1

PRESS RELEASE

Magic Software Reports Fourth Quarter and Full Year 2021 Financial Results with Record-Breaking Annual Revenues of $480.3 Million Reflecting 29.4% Year Over Year Growth

Operating income for the year increased 26.2% year over year to a record breaking $51.2 million; Non-GAAP operating income for the year increased 27% year over year to a record-breaking $66.8 million

Or Yehuda, Israel, March 2, 2022 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the fourth quarter and full year ended December 31, 2021.

Summary Results for the Fourth Quarter 2021 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q4 2021	Q4 2020	% Change		Q4 2021	Q4 2020	% Change
Revenues	$133.0	$104.6	27.2%		$133.0	$104.6	27.2%
Gross Profit	$37.4	$30.9	21.0%		$38.7	$32.5	19.2%
Gross Margin	28.1%	29.5%	(140	)bps	29.1%	31.1%	(200	)bps
Operating Income	$14.3	$11.0	30.2%		$19.8	$15.3	29.5%
Operating Margin	10.7%	10.5%	20	bps	14.9%	14.6%	30	bps
Net Income (*)	$6.5	$6.5	0%		$12.6	$10.3	22.5%
Diluted EPS	$0.05	$0.11	(54.5)%		$0.26	$0.21	23.8%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Fourth Quarter Ended December 31, 2021

●	Revenues for the fourth quarter of 2021 increased 27.2% to a record breaking $133.0 million compared to $104.6 million in the same period of the previous year.

●	Operating income for the fourth quarter of 2021 increased 30.2% to a record breaking $14.3 million compared to $11.0 million in the same period of the previous year. Excluding revaluation of contingent liabilities related to acquisitions, operating income for the fourth quarter of 2021 increased 33.7% to $16.1 million compared to $12.1 million in the same period of the previous year.

●	Non-GAAP operating income for the fourth quarter of 2021 increased 29.5% to a record breaking $19.8 million compared to $15.3 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the fourth quarter of 2021 remained constant at $6.5 million, or $0.05 per fully diluted share, compared to $6.5 million, or $0.11 per fully diluted share in the same period last year. Diluted earnings per share for the fourth quarter of 2021 and 2020 include a negative impact of $0.08 and $0.02, respectively, resulting from accretion of redeemable non-controlling interests, recorded in retained earnings. Excluding the impact of accretion of redeemable non-controlling interests, diluted earnings per share for the fourth quarter of 2021 amounted to $0.13 compared to $0.13 in the same period of the previous year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the fourth quarter of 2021 increased 22.5% to a record breaking $12.6 million, or $0.26 per fully diluted share, compared to $10.3 million, or $0.21 per fully diluted share, in the same period of the previous year.

Summary Results for The Year Ended December 31, 2021 (USD in millions, except per share data)

	GAAP				Non-GAAP
	2021	2020	% Change		2021	2020	% Change
Revenues	$480.3	$371.2	29.4%		$480.3	$371.2	29.4%
Gross Profit	$133.0	$109.6	21.4%		$139.1	$116.1	19.8%
Gross Margin	27.7%	29.5%	(180	)bps	29.0%	31.3%	(230	)bps
Operating Income	$51.2	$40.6	26.2%		$66.8	$52.6	27.0%
Operating Margin	10.7%	10.9%	(20	)bps	13.9%	14.2%	(30	)bps
Net Income (*)	$29.3	$25.2	16.5%		$46.0	$37.2	23.5%
Diluted EPS	$0.52	$0.49	6.1%		$0.94	$0.76	23.7%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Year Ended December 31, 2021

●	Revenues for the year increased 29.4% to a record breaking $480.3 million compared to $371.2 million in the previous year.

●	Operating income for the year increased 26.2% to a record breaking $51.2 million compared to $40.6 million in the preceding year. Excluding revaluation of contingent liabilities related to acquisitions, operating income for the year increased 29.0% to $53.7 million compared to $41.7 million in the preceding period last year.

●	Non-GAAP operating income for the year increased 27.0% to a record breaking $66.8 million compared to $52.6 million in the previous year.

●	Net income attributable to Magic’s shareholders for the year increased 16.5% to a record braking $29.3 million, or $0.52 per fully diluted share, compared to $25.2 million, or $0.49 per fully diluted share in the prior year. Diluted earnings per share for the year includes a negative impact of $0.08 compared to $0.02 in the preceding year, resulting from accretion of redeemable non-controlling interests, recorded in retained earnings. Excluding the impact of accretion of redeemable non-controlling interests, diluted earnings per share for the year increased 17.6% to $0.60 compared to $0.51 in the prior year.

●	Non-GAAP net income attributable to Magic’s shareholders for the year increased 23.5% to a record breaking $46.0 million, or $0.94 per fully diluted share, compared to $37.2 million, or $0.76 per fully diluted share in the previous year.

●	Cash flow from operating activities for the year ended December 31, 2021 amounted to $40.5 million compared to $52.3 million in the preceding year.

●	Magic is providing revenue guidance for 2022 of between $535 million to $545 million, reflecting annual growth of 11.5% to 13.5%

Declaration of a Cash Dividend for the Second Half of 2021

●	In accordance with its dividend distribution policy, Magic Software’s board of directors declared a semi-annual cash dividend for the second half of 2021 in an amount of $0.216 per share and in an aggregate amount of approximately $10.6 million, which together with the dividend distributed for the first half of 2021 in an amount of approximately $11.5 million, reflects 75% of the Company’s net income attributable to its shareholders for the year.

●	The dividend is payable on April 7, 2022 to all of the Magic Software’s shareholders of record at the close of trading on the NASDAQ Global Select Market on March 24, 2022.

●	In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding twelve-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

●	The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “Magic Software finished the year strong, with record-breaking fourth quarter revenue of $133.0 million, growing 27.2% year over year, exceeding market expectations and with non-GAAP operating margin of 14.9% reflecting our ability to maintain profitability despite the costs increase that our industry and many sectors are facing. I am very proud of what we accomplished during 2021, with Digital Transformation programs at enterprises becoming increasingly important. We are witnessing a healthy demand and developing a growing pipeline to deliver continued growth in 2022 as our customers increasingly engage us as a preferred partner for digital transformation initiatives.”

Conference Call Details

Magic Software’s management will host a conference call on Wednesday, March 2, 2022 at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-742-5399

UK: 0-800-917-9141

ISRAEL: 03-918-0644

ALL OTHERS: +972-3-918-0644

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests and redeemable non-controlling interest’s effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in value of put options of redeemable non-controlling interests; and

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2021, which we expect to file in the near future, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Asaf Berenstin | Chief Financial Officer
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited
Revenues	$133,002	$104,573	$480,325	$371,194
Cost of revenues	95,627	73,688	347,331	261,602
Gross profit	37,375	30,885	132,994	109,592
Research and development, net	2,123	2,310	8,995	8,789
Selling, marketing and general and administrative expenses	19,139	16,520	70,257	59,127
Increase in valuation of contingent consideration related to acquisitions	1,829	1,088	2,507	1,088
Total operating costs and expenses	23,091	19,918	81,759	69,004
Operating income	14,284	10,967	51,235	40,588
Financial expenses, net	1,303	1,312	3,155	917
Increase in valuation of contingent consideration related to acquisitions	1,144	666	2,817	2,268
Income before taxes on income	11,837	8,989	45,263	37,403
Taxes on income	3,573	1,178	10,359	7,286
Net income	$8,264	$7,811	$34,904	$30,117
Net income attributable to redeemable non-controlling interests	(1,185)	(1,465)	(3,517)	(2,526)
Net income attributable to non-controlling interests	(567)	165	(2,055)	(2,405)
Net income attributable to Magic’s shareholders	$6,512	$6,511	$29,332	$25,186

Net earnings per share attributable to Magic’s shareholders :
Net Income attributable to Magic Shareholder’s	6,512	6,511	29,332	25,186
Accretion of redeemable non-controlling interests	(4,026)	(1,317)	(4,026)	(1,317)
Net Income attributable to Magic Shareholder’s after accretion of redeemable non-controlling interests	$2,486	$5,194	$25,306	$23,869

Weighted average number of shares used in computing net earnings per share
Basic	49,073	49,035	49,055	49,029
Diluted	49,120	49,053	49,100	49,048

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.05	$0.11	$0.52	$0.49

Net earnings per share attributable to Magic’s shareholders :
excluding of accretion of redeemable non-controlling interest
Basic	$0.13	$0.13	$0.60	$0.51
Diluted	$0.13	$0.13	$0.60	$0.51

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Year ended
	December 31,				December 31,
	2021		2020		2021		2020
	Unaudited				Unaudited

Revenues	$133,002	100%	$104,573	100%	$480,325	100%	$371,194	100%
Gross profit	38,733	29.1%	32,498	31.1%	139,062	29.0%	116,059	31.3%
Operating income	19,755	14.9%	15,254	14.6%	66,822	13.9%	52,629	14.2%
Net income attributable to Magic’s shareholders	12,633	9.5%	10,311	9.9%	45,998	9.6%	37,240	10.0%

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.26		$0.21		$0.94		$0.76

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited

GAAP gross profit	$37,375	$30,885	$132,994	$109,592
Amortization of capitalized software and acquired technology	1,200	1,345	5,444	5,310
Amortization of other intangible assets	158	268	624	1,157
Non-GAAP gross profit	$38,733	$32,498	$139,062	$116,059

GAAP operating income	$14,284	$10,967	$51,235	$40,588
Gross profit adjustments	1,358	1,613	6,068	6,467
Amortization of other intangible assets	2,006	1,973	7,046	6,308
Change in valuation of contingent consideration related to acquisitions	1,829	1,088	2,507	1,088
Capitalization of software development	(848)	(828)	(3,193)	(3,302)
Acquisition-related costs	971	441	2,202	1,207
Litigation and other acquisition costs	-	-	-	273
Stock-based compensation	155	-	957	-
Non-GAAP operating income	$19,755	$15,254	$66,822	$52,629

GAAP net income attributable to Magic’s shareholders	$6,512	$6,511	$29,332	$25,186
Operating income adjustments	5,471	4,287	15,587	12,041
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(206)	(326)	(764)	(734)
Changes in unsettled fair value of contingent consideration related to acquisitions	1,144	666	2,817	2,268
Deferred taxes on the above items	(288)	(827)	(974)	(1,521)
Non-GAAP net income attributable to Magic’s shareholders	$12,633	$10,311	$45,998	$37,240

Non-GAAP basic net earnings per share	$0.26	$0.21	$0.94	$0.76
Weighted average number of shares used in computing basic net earnings per share	49,073	49,035	49,055	49,029

Non-GAAP diluted net earnings per share	$0.26	$0.21	$0.94	$0.76
Weighted average number of shares used in computing diluted net earnings per share	49,138	49,053	49,136	49,048

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,	December 31,
	2021	2020
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$88,090	$88,127
Short-term bank deposits	5,586	289
Marketable securities	1,142	1,238
Trade receivables, net	142,071	111,059
Other accounts receivable and prepaid expenses	9,890	10,513
Total current assets	246,779	211,226

LONG-TERM RECEIVABLES:
Severance pay fund	3,646	4,673
Deferred tax assets	8,091	6,397
Operating lease right-of-use assets	24,299	24,509
Other long-term receivables	3,384	3,211
Other long-term deposits	1,781	2,296
Total long-term receivables	41,201	41,086

PROPERTY AND EQUIPMENT, NET	5,872	5,988
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	198,193	189,086

TOTAL ASSETS	$492,045	$447,386

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$15,019	$11,529
Trade payables	24,711	14,250
Accrued expenses and other accounts payable	45,173	41,846
Current maturities of operating lease liabilities	3,943	3,413
Liabilities due to acquisition activities	6,635	4,998
Deferred revenues and customer advances	10,771	8,793
Total current liabilities	106,252	84,829

NON-CURRENT LIABILITIES:
Long-term debt	22,169	13,352
Deferred tax liability	18,112	17,639
Long-term operating lease liabilities	20,970	21,109
Long-term liabilities due to acquisition activities	13,892	10,926
Accrued severance pay	4,550	5,545
Total non-current liabilities	79,693	68,571

REDEEMABLE NON-CONTROLLING INTERESTS	30,432	24,980

EQUITY:
Magic Software Enterprises equity	265,248	260,432
Non-controlling interests	10,420	8,574
Total equity	275,668	269,006

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$492,045	$447,386

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the Year ended December 31,
	2021	2020
	Unaudited

Cash flows from operating activities:

Net income	$34,904	$30,117
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,672	13,939
Stock-based compensation	956	-
Amortization of marketable securities premium and accretion of discount	96	(70)
Change in deferred taxes, net	(2,998)	(1,650)
Net change in operating assets and liabilities:
Increase in trade receivables, net	(26,768)	(3,939)
Decrease in other long-term and short-term accounts receivable and prepaid expenses	1,843	3,399
Decrease in trade payables	8,686	1,899
Exchange rate of loans	533	1,362
Accrued expenses and other accounts payable, net	6,712	8,175
Increase (decrease) in deferred revenues	1,857	(936)
Net cash provided by operating activities	40,493	52,296

Cash flows from investing activities:

Capitalized software development costs	(3,193)	(3,302)
Purchase of property and equipment	(1,439)	(2,772)
Cash paid in conjunction with acquisitions, net of acquired cash	(8,432)	(16,534)
Proceeds from maturity and sale of marketable securities	-	5,429
Proceeds from (Investment in) short-term bank deposits	(5,297)	7,575
Investment in long-term bank deposits	(93)	-
Net cash used in investing activities	(18,454)	(9,604)

Cash flows from financing activities:

Proceeds from exercise of options by employees	41	256
Payments of deferred and contingent consideration related to acquistions	(5,899)	(4,596)
Dividend paid	(21,780)	(12,503)
Dividend paid to non-controlling interests	(569)	(931)
Dividend paid to redeemable non-controlling interests	(4,175)	(4,174)
Purchase of redeemable non-controlling interest	-	(18,016)
Short term and long-term loans received	25,558	9,686
Repayment of short-term and long-term loans	(14,462)	(9,369)
Net cash used in financing activities	(21,286)	(39,647)

Effect of exchange rate changes on cash and cash equivalents	(790)	3,167

Increase (decrease) in cash and cash equivalents	(37)	6,212
Cash and cash equivalents at the beginning of the period	88,127	81,915
Cash and cash equivalents at end of the period	$88,090	$88,127